

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A.
ACHIEVED 10 MILLION HECTOLITERS IN 2002

(Santiago, Chile, January 8, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary fourth quarter 2002 consolidated volumes. The volume breakout by segment in hectoliters is as follows:

| | Fourth Quarter | | Full Year | |
	Volume	% Change	Volume	% Change
Beer - Chile	1,132,055	1.2%	3,501,900	0.6%
Soft Drinks	937,442	-0.1%	3,112,466	-2.1%
Nectars	83,393	23.0%	281,724	25.1%
Mineral Water	237,095	-1.4%	742,162	2.6%
Wine - Domestic	129,449	0.8%	511,647	19.5%
Wine - Export	118,390	16.7%	449,791	10.1%
Total Chile	**2,637,824**	**1.6%**	**8,599,691**	**1.8%**
Beer - Argentina	599,596	26.6%	1,603,697	6.1%
Wine Argentina	999	-61.0%	4,925	-44.9%
Total Argentina	**600,595**	**26.1%**	**1,608,621**	**5.8%**
TOTAL	**3,238,420**	**5.4%**	**10,208,312**	**2.4%**

CCU plans to release its consolidated fourth quarter results during the first week of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter, the third-largest Chilean winery in the domestic market and the largest Chilean mineral water producer. The Company has licensing, distribution and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Schweppes Holdings Ltd., Guinness Brewing Worldwide Limited, PepsiCo Inc. and Watt's Alimentos S.A.